Mail Stop 6010

January 7, 2009

Susan B. Comparato
President, Acting Chief Executive Officer
    and General Counsel
Syncora Holdings Ltd.
Canon's Court, 22 Victoria Street
Hamilton, Bermuda HM 11

> **Re: Syncora Holdings Ltd.**
> **PRER 14A**
> **Filed on December 31, 2008**
> **File Number 001-32950**

Dear Ms. Comparato:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRER 14A

1. We note your response to comment 1 from our letter dated December 23, 2008 and the associated revisions to your preliminary proxy statement. With respect to your amended disclosure, please advise us regarding the following questions. We may have additional comments based on your responses.

    a. The Company indicates at the top of page 7 of the preliminary proxy statement that certain of the amendments included in the proposals were adopted and approved by the Board in October 2008 and the remaining amendments will be brought before the Board for approval prior to the Special Meeting. Please clarify for us which amendments have not yet been approved, when they will be brought before the Board, and the reason(s) why the approval has been bifurcated.

b. With respect to the proposal to amend Bye-Law 3 (Proposal I), please tell us whether any change to the membership of the Board is contemplated as a result of this amendment, if approved by shareholders.

c. We note that certain of your proposed Bye-Law amendments appear to relate, at least in part, to the Company's recent restructuring transactions (e.g., the Master Commutation Release and Restructuring Agreement, dated July 28, 2008). Please clarify whether any of the proposed Bye-Law amendments are contemplated and/or required by the Master Restructuring Agreement or related agreements.

d. We note that certain proposed Bye-Law amendments appear to be for the purpose of enabling the SCA Shareholder Entity to succeed to the special shareholder rights enjoyed by XL Group under the current Bye-Laws. Again, please clarify whether this was a condition of the Master Restructuring Agreement or related agreements and also tell us whether any of the proposed Bye-Law amendments impose new restrictions on other shareholders of the Company to which they are not currently subject or provide a benefit to the SCA Shareholder Entity not currently enjoyed by XL Group under the current Bye-Laws.

e. With respect to the proposal to amend Bye-Law 60 (Proposal IX), we note that the description of the amendment on pages 9-10 does not discuss whether the SCA Shareholder Entity would be excepted from the proposed restrictions on transfer, yet the text of the amendment provided in Annex A appears to carve out the SCA Shareholder Entity from these restrictions to some extent. Please clarify the extent to which these proposed amendments would not apply to the SCA Shareholder Entity.

f. With respect to the proposal to amend Bye-Laws 31 and 60 (Proposal X), please tell us the basis for the New York Stock Exchange's delisting of the Company and refer us to the Company's public disclosure of this delisting in its prior periodic reports.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Daniel Greenspan, Special Counsel, at (202) 551-3623 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director